

Mailstop 3233

January 9, 2018

<u>VIA E-MAIL</u>
Carlos A. Ruisanchez
President and Chief Financial Officer
Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

  Re: Pinnacle Entertainment, Inc.
    Form 10-K For The Year Ended December 31, 2016
    Filed on February 28, 2017
    File No. 001-37666

Dear Mr. Ruisanchez:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Daniel L. Gordon

        Daniel L. Gordon
        Senior Assistant Chief Accountant
        Office of Real Estate and
        Commodities